Exhibit 99.1

For Immediate Release

MTS Terminates MVNE Solution Provider Agreement with SBC Communications, LLC

RA'ANANA, Israel – January 22, 2014 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE) services and Telecommunications Expense Management (TEM) solutions, today announced that it has terminated its previously announced agreement with SBC Communications, LLC, a U. S. based service provider of internet, cable TV, home phone and wireless services.

The termination of the three year agreement, entered into in September 2013 to provide MTS’s cloud and managed services MVNE solution, resulted from SBC Communications’ failure to fulfill its obligations under the agreement.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE services to allow the quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS website: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

MTS

John Venditti

Vice President, Marketing

(800) 745-8725

john.venditti@mtsint.com

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